

Mail Stop 4561

June 9, 2016

Richard Hersperger
Chief Executive Officer
Authentidate Holding Corp.
225 Centennial Drive
Gainesville, GA 30504

Re: **Authentidate Holding Corp.**
       Preliminary Proxy on Schedule 14A
       Filed May 11, 2016
       File No. 000-20190

Dear Mr. Hersperger:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ Matthew Crispino

                                 Matthew Crispino
                                 Attorney-Advisor

cc: Joseph Walsh, Esq.
       Troutman Sanders LLP